FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2008

Commission File Number: 001-33911

RENESOLA LTD

No. 8 Baoqun Road, YaoZhuang

Jiashan, Zhejiang 314117

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-    N/A

RENESOLA LTD

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RENESOLA LTD

By:	/s/ Xianshou Li
Name:	Xianshou Li
Title:	Chief Executive Officer

Date: June 18, 2008

Exhibit 99.1

ReneSola Announces Pricing of Follow-On Public Offering on the New York Stock Exchange

JIASHAN, China, June 18, 2008 – ReneSola Ltd (“ReneSola” or the “Company”), a leading global manufacturer of solar wafers, is pleased to announce further details of its follow-on public offering of American Depositary Shares (“ADSs”) (the “Offering”).

Details of the Offering

A total of 9,000,000 ADSs, each representing two shares of the Company, are being sold in the Offering at a price of US$20.50 per ADS.

Of the ADSs to be sold in the Offering, 8,577,220 ADSs represent new shares being issued by ReneSola and 422,780 ADSs are being sold by certain selling shareholders (the “Selling Shareholders”), including certain directors of the Company, further details of which are set out below. In addition, the underwriters have been granted a 30-day option to purchase up to 972,720 additional ADSs from ReneSola and an aggregate of 377,280 additional ADSs from the Selling Shareholders to cover over-allotments.

The Company’s ADSs will be traded on the New York Stock Exchange under the ticker symbol “SOL.” The AIM ticker symbol of the Company’s shares will remain “SOLA.”

Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. are acting as joint book runners and Piper Jaffray & Co., Lazard Capital Markets LLC and Oppenheimer & Co. Inc. are acting as co-managers for the Offering.

The underwriters expect to deliver the ADSs to purchasers on or about 23 June 2008.

ReneSola’s registration statement relating to the ADSs sold in the Offering has been declared effective by the United States Securities and Exchange Commission. This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The Offering is made only by means of a prospectus forming a part of the effective registration statement. A copy of the prospectus relating to the offering may be obtained by contacting Credit Suisse Securities (USA) LLC, Eleven Madison Avenue, New York, New York 10010-3629, or by telephone at 1-800-221-1037; or by contacting Deutsche Bank Securities Inc., Attn: Prospectus Department, 100 Plaza One, Floor 2, Jersey City, NJ 07311-3901, by telephone at 1-800-503-4611, or by e-mail at prospectusrequest@list.db.com.

Separate from the Offering, the Company will issue 28,000 shares to Panjian Li, Chief Strategy Officer of ReneSola, following his notification of exercise of options. The shares resulting from the exercise will be converted into ADSs and sold in the Offering.

Application for admission to AIM has been made for the 17,182,440 new shares represented by the ADSs being sold by the Company and the new ADSs being sold by Panjian Li in the Offering. Admission is expected to take place on or about 24 June 2008, following the anticipated closing of the Offering on or about 23 June 2008.

On closing of the Offering, before any exercise of the over-allotment option, there will be 135,667,472 shares in issue.

Details of the Selling Shareholders

A total of 422,780 ADSs, representing 845,560 shares, are being sold by Selling Shareholders in the Offering. In addition, under the over-allotment option, the underwriters may purchase a further 377,280 ADSs from the Selling Shareholders within 30 days of the date of the final prospectus.

Details of the effect of shares being sold in the Offering (before the exercise of the over-allotment option) on the ownership interests of the Selling Shareholders, as well as details of the shares held by the Selling Shareholders which are subject to the over-allotment option, are set out below. Ownership interests are calculated based on each person’s proportionate interest in the Company.

	Shares Beneficially Owned Prior to This Offering	Shares Being Sold In This Offering	Shares Beneficially Owned After This Offering	% held following the Offering	Shares Subject to the Over- Allotment Option

Xianshou Li (Director and Chief Executive Officer of ReneSola) (1)	23,863,437	298,604	23,564,833	17.4	298,604

Yuncai Wu (Director and Vice President of ReneSola) (2)	10,476,505	131,155	10,345,350	7.6	131,155

Zhengmin Lian (Director of Zhejiang Yuhui Solar Energy Source Co., Ltd.) (1)	13,387,732	167,059	13,220,673	9.7	167,059

Xiangjun Dong (Director of Zhejiang Yuhui Solar Energy Source Co., Ltd.) (3)	10,477,355	130,742	10,346,613	7.6	130,742

Charles Xiaoshu Bai (Chief Financial Officer of ReneSola)	273,333	60,000	213,333	0.16	15,000

Panjian Li (Chief Strategy Officer of ReneSola) (4)	48,000	48,000	—	—	12,000

Binghua Huang (Director and Chief Technology Officer of ReneSola)	20,000	10,000	10,000	0.01	—

(1)	The shares held beneficially and expected to be sold in the Offering are held through Ruixin Holdings Limited, a company owned and controlled by Xianshou Li.
(2)	The shares held beneficially and expected to be sold in the Offering are held through Yuncai Holdings Limited, a company which is owned and controlled by Yuncai Wu.
(3)	The shares held beneficially and expected to be sold in the Offering are held through Ruixin Holdings Limited and Yuncai Holdings Limited.
(4)	Panjian Li has notified the Company of an exercise of options for 28,000 shares, which, following their issue, are expected to be sold as part of the Offering.

Lock-up Agreements

Each of the Selling Shareholders and the remaining directors and executive officers of the Company has agreed, subject to certain exceptions, not to transfer or dispose of, directly or indirectly, any shares in the Company, in the form of ADSs or otherwise, or any securities convertible into or exchangeable or exercisable for shares in the Company, in the form of ADSs or otherwise, for a period of 90 days from the date of the final prospectus. After the 90 day period, the shares which are subject to the lock-up agreements may be sold subject to the restrictions under Rule 144 of the US Securities Act of 1933 or by means of a registered public offering.

Enquiries:

In China:

Charles Bai, CFO

ReneSola Ltd

Tel: +86 573 8477 3061

Email: charles.bai@renesola.com

Mr. Derek Mitchell

Ogilvy Public Relations Worldwide (Beijing)

Tel: +86 (10) 8520-6284

E-mail: derek.mitchell@ogilvy.com

In the United States:

Mr. Jeremy Bridgman

Ogilvy Public Relations Worldwide (New York)

Tel: +1 (212) 880-5363

E-mail: jeremy.bridgman@ogilvypr.com

In the UK:

Tim Feather/Richard Baty

Hanson Westhouse Limited

Tel: +44 20 7601 6100

Email: tim.feather@hansonwesthouse.com

About ReneSola

ReneSola Ltd (“ReneSola”) (AIM: SOLA, NYSE: SOL) is a leading global manufacturer of solar wafers, which are thin sheets of crystalline silicon material primarily used in the production of solar cells. ReneSola has accumulated extensive experience and expertise in developing and using monocrystalline wafer production technologies, has expanded operations into multicrystalline wafer production and has moved upstream into virgin polysilicon manufacturing. ReneSola maintains dedicated raw material procurement personnel in China, the United States and Singapore and possesses a global network of suppliers and customers that include some of the leading global manufacturers of solar cells and modules. For more information about ReneSola, please visit www.renesola.com.